United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 13, 2019

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

13 September 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 29 May 2019 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Highest price paid per share (USX)	Lowest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
6 September 2019	3,962	55.89	55.7	55.796805	BATS Global Markets (“BATS”)
6 September 2019	200	55.82	55.82	55.820000	Boston Stock Exchange (“BSE”)
6 September 2019	710	55.82	55.82	55.820000	BATS Global Markets Secondary Exchange (“BYX”)
6 September 2019	500	55.88	55.725	55.806000	CFX Alternative Trading (“CFX”)
6 September 2019	2,282	55.83	55.68	55.741481	IEX (“IEXG”)
6 September 2019	22,029	56	55.68	55.789414	NASDAQ (“NASDAQ”)
6 September 2019	600	55.82	55.81	55.816667	NYSE - National Exchange (“NSX”)
6 September 2019	94,869	55.89	55.67	55.768650	New York Stock Exchange (“NYSE”)
6 September 2019	2,627	55.88	55.69	55.773658	OTC Markets (“OTC”)
6 September 2019	1,001	55.82	55.69	55.739451	NYSE Arca (“PSE”)
6 September 2019	600	55.82	55.7	55.780000	CBOE EDGA Equity Exchange (“XDEA”)
6 September 2019	620	55.81	55.7	55.746290	CBOE EDGX Equity Exchange (“XDEX”)
9 September 2019	8,819	55.21	54.83	54.894293	BATS

9 September 2019	500	55.27	55.27	55.270000	BSE
9 September 2019	11,100	55.46	54.71	55.087523	CFX
9 September 2019	11,012	55.34	54.72	54.973405	NASDAQ
9 September 2019	86,889	55.38	54.67	54.877527	NYSE
9 September 2019	37,979	55.45	54.73	54.917794	OTC
9 September 2019	100	55.12	55.12	55.120000	XDEA
9 September 2019	3,601	55.155	54.84	54.852083	XDEX
10 September 2019	3,044	54.75	54.26	54.618201	BATS
10 September 2019	1,000	54.73	54.04	54.488500	BSE
10 September 2019	501	54.74	54.28	54.564311	BYX
10 September 2019	1,300	54.51	53.8	54.143846	CFX
10 September 2019	434	54.75	54.42	54.528848	IEXG
10 September 2019	158,302	54.76	53.76	54.412903	NASDAQ
10 September 2019	101	54.74	54.48	54.737426	NSX
10 September 2019	16,355	54.75	53.8	54.468315	NYSE
10 September 2019	11,199	54.74	53.8	54.447208	OTC
10 September 2019	1,093	54.75	53.8	54.519012	PSE
10 September 2019	800	54.74	54.45	54.608750	XDEA
10 September 2019	871	54.75	53.9	54.269392	XDEX
11 September 2019	3,571	55.53	54.59	55.352263	BATS
11 September 2019	900	55.53	54.91	55.315556	BSE
11 September 2019	610	55.53	55.35	55.438197	BYX
11 September 2019	1,000	55.5	54.63	55.275000	CFX
11 September 2019	411	55.44	55.1	55.280292	IEXG
11 September 2019	138,553	55.54	54.54	55.279501	NASDAQ
11 September 2019	612	55.53	54.63	55.355163	NSX
11 September 2019	4,981	55.53	54.92	55.343902	NYSE
11 September 2019	11,000	55.53	54.89	55.332273	OTC
11 September 2019	1,456	55.53	54.98	55.432115	PSE
11 September 2019	710	55.53	55.44	55.459718	XDEA
11 September 2019	1,196	55.53	54.98	55.377684	XDEX
12 September 2019	6,283	56.52	55.65	56.126115	BATS
12 September 2019	2,826	56.5	55.89	56.390446	BSE
12 September 2019	802	56.23	55.86	56.066995	BYX
12 September 2019	1,600	56.59	55.93	56.182188	CFX
12 September 2019	1,806	56.32	55.67	56.126495	IEXG
12 September 2019	96,478	56.56	55.59	56.136924	NASDAQ
12 September 2019	100	56.17	56.17	56.170000	NSX
12 September 2019	6,652	56.52	55.83	56.186473	NYSE
12 September 2019	8,750	56.56	55.71	56.121829	OTC
12 September 2019	30	56.23	56.23	56.230000	Nasdaq PHX (“PHLX”)
12 September 2019	406	56.32	55.71	56.040936	PSE
12 September 2019	865	56.32	55.88	56.081110	XDEA
12 September 2019	402	56.32	56.14	56.215149	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc (ISIN: GB00BDCPN049)
Dates of purchases:	6, 9, 10, 11 and 12 September 2019
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at:

https://www.ccep.com/system/file_resources/6971/190913_Weekly_Buyback_Programme_trade_details.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: September 13, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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